AURORA MOBILE LIMITED

14/F, China Certification and Inspection Building

No. 6, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

December 28, 2023

VIA EDGAR

Ms. Becky Chow

Mr. Stephen Krikorian

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Aurora Mobile Limited (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 18, 2023

Response Letter Dated November 29, 2023

File No. 001-38587

Dear Ms. Chow and Mr. Krikorian:

This letter sets forth the Company’s response to the comment contained in the letter dated December 21, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s response letter dated November 29, 2023. The Staff’s comment is repeated below in bold and followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Response Letter Dated November 29, 2023

Risks related to our business and industry, page 16

1.	In response to the proposed risk factor from the Company, we have the following comments:

•

In the first paragraph after the risk factor heading, please strike the beginning of the sentence which states: “We are not an “investment company””. Please revise the sentence to be a statement of intent or belief, rather than a conclusionary statement.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

December 28, 2023

•

In the second paragraph, please strike the following sentence: “As a foreign private issuer, we would not be eligible to register under the Investment Company Act unless the SEC issued an order permitting us to do so.”

•	In the third sentence of the second paragraph, please strike the reference to obtaining exemptive relief from the SEC.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure in Item 3. Key Information - D. Risk Factors in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.

We do not intend to become registered as an “investment company” under Section 3(a) of the Investment Company Act of 1940, or the Investment Company Act. We are primarily engaged in businesses of providing customer engagement and marketing technology services.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. As a result, if we and/or certain of our subsidiaries are deemed to be an investment company within the meaning of the Investment Company Act, we would have to dispose of investment securities in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

*    *    *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 755-8388-1462 or the Company’s U.S. corporate counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

Aurora Mobile Limited

By:	/s/ Shan-Nen Bong
Name:	Shan-Nen Bong
Title:	Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Maple Liao, Partner, Ernst & Young Hua Ming LLP

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